THE PEP BOYS - MANNY, MOE & JACK AND SUBSIDIARIES		Exhibit 12 - Statement Regarding Computation
		of Ratios of Earnings to Fixed Charges

(in thousands, except ratios)

	January 28,	January 29,	January 31,	February 1,	February 2,
Fiscal year	2006	2005	2004	2003	2002

Interest	$49,040	$35,965	$38,255	$47,237	$53,709
Interest factor in rental expense	22,534	20,314	21,269	20,424	21,063
Capitalized interest	867	659	-	44	1

(a) Fixed charges, as defined	$72,441	$56,938	$59,524	$67,705	$74,773

(Loss) Earnings from continuing operations
before income taxes and cumulative
effect of change in accounting principle	$(56,326)	$40,645	$(24,337)	$61,267	$46,321
Fixed charges	72,441	56,938	59,524	67,705	74,773
Capitalized interest	(867)	(659)	-	(44)	(1)

(b) Earnings, as defined	$15,248	$96,924	$35,187	$128,928	$121,093

(c) Ratio of earnings to fixed charges (b÷a)	-	1.7x	-	1.9x	1.6x

The ratio of earnings to fixed charges is completed by dividing earnings by fixed charges. "Earnings" consist of earnings before income taxes plus fixed charges (exclusive of capitalized interest costs) plus one-third of rental expense (which amount is considered representative of the interest factor in rental expense). Earnings, as defined, were not sufficient to cover fixed charges by approximately $57.2 and $24.2 million for fiscal years ended January 28, 2006 and January 31, 2004, respectively.